January 26, 2011
RiverSource Tax-Exempt Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474
Gentlemen:
I have examined the Articles of Incorporation and the By-Laws of RiverSource Tax-Exempt Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.
This opinion may be used in connection with the Post-Effective Amendment.
Sincerely,

/s/	Scott R. Plummer
Scott R. Plummer
General Counsel RiverSource Tax-Exempt Series, Inc.